UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11‑K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________________to_________________

Commission file number 1-11530

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Taubman Company and Related Entities Employee Retirement Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Taubman Centers, Inc.
200 East Long Lake Road
Suite 300
Bloomfield Hills, Michigan 48304-2324.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

Financial Statements as of
December 31, 2014 and 2013, and
for the Year Ended December 31, 2014,
Supplemental Schedule as of December 31, 2014,
and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014 AND 2013,
AND FOR THE YEAR ENDED DECEMBER 31, 2014:

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-12

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2014

Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets	13
(held at end of year)

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator
The Taubman Company and
Related Entities Employee
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of Schedule H, Part IV, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of Schedule H, Part IV, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Chicago, Illinois
June 29, 2015

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2014	2013
ASSETS:
Investments at fair value (Notes 3 and 4)	$162,251,217	$155,548,628
Receivables:
Receivable from employer contributions	$7,649	$1,118
Receivable from participants contributions	7,219	1,499
Notes receivable from participants	1,833,825	1,927,840
Total receivables	$1,848,693	$1,930,457

Net assets available reflecting investments at fair value	$164,099,910	$157,479,085

Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	(558,715)	(527,257)
NET ASSETS AVAILABLE FOR BENEFITS	$163,541,195	$156,951,828

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2014

ADDITIONS:
Investment income:
Net appreciation in fair value of investments (Note 3)	$8,024,820
Interest and dividends	5,146,739
$13,171,559
Contributions:
Employer contributions	$3,551,590
Participant contributions	5,295,400
$8,846,990

Interest income on notes receivable from participants	76,419
Other income	25,340
Total additions	$22,120,308

DEDUCTIONS:
Benefit and withdrawal payments to participants	(15,530,941)
Total deductions	$(15,530,941)

Net increase	$6,589,367

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	156,951,828
End of year	$163,541,195

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. THE PLAN

The Taubman Company and Related Entities Employee Retirement Savings Plan (Plan) is designed to enable certain employees of the participating companies to systematically save funds to supplement their retirement incomes through salary reduction agreements. The Plan has been amended and restated several times, the latest restatement being January 1, 2012, for purposes of a routine determination letter filing with the Internal Revenue Service. In 2014, the Plan was amended to reduce the service eligibility to participate in the Plan, provide full vesting for participants affected by a reduction in force (as defined in the Plan), enable certain Puerto Rico based employees to participate in the Plan, modify the Plan’s rules regarding the procedure for the adoption of the Plan by subsidiaries or affiliates of The Taubman Company LLC (the Company or The Taubman Company), modify the Plan definition of “Spouse” and “Surviving Spouse” to comply with the U.S. Supreme Court’s decision in United States v. Windsor, and comply with U.S. and Puerto Rico tax regulations.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
Included within the following description of the Plan are references to specific sections of the U.S. Internal Revenue Code. For Puerto Rico participants, the Plan contains equivalent references to the Puerto Rico Internal Revenue Code.
The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).
The Investment Committee is responsible for the administration and oversight of the Plan. The Investment Committee is appointed by the Compensation Committee of the Board of Directors of Taubman Centers, Inc.

Related Entities - These are affiliated companies, which have approved the Plan and have been accepted for participation by The Taubman Company. The Taubman Company is a subsidiary of Taubman Centers, Inc.

Participants - Employees of the Company and Related Entities become participants if they are not covered by a collective bargaining agreement, are 21 years old or older, and have completed their probationary period. Entry is permitted monthly on or after the first day of the month following 30 consecutive days of employment. An individual who is employed as an on-call or temporary employee is eligible to participate in the Plan if the individual completes 1,000 hours of service in a 12-consecutive month period.

Basic Employee Contributions - A participant who elects to contribute to the Plan may elect to contribute up to 25% of compensation, subject to the limitations specified in the Plan and by tax regulations. All employees who are eligible to make employee contributions under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of Section 414(v) of the Internal Revenue Code. Participant contributions may be made on a pre-tax or, at the participant's election, a post-tax ("Roth" type) basis. The Plan also uses an automatic enrollment feature pursuant to which eligible employees may be automatically enrolled at a pre-tax contribution rate of 3% of compensation, with the automatic contribution rate increased by 1% each year up to a maximum of 7% of compensation.

Employer Matching and Supplemental Contributions - A participant is eligible to receive employer matching contributions and employer supplemental contributions. A monthly employer matching contribution and supplemental contribution, subject to the limitations specified in the Plan and by tax regulations, is made by the applicable participating company. The employer matching contribution amount is based on the employee contribution percentage according to the following schedule:

Employee Contribution Percentage	Employer Matching Contribution Percentage
Less than 3%	0%
3	1
4	2
5	3
6	4
7 or more	5

The applicable participating company also makes a monthly supplemental employer contribution on behalf of each participant equal to 2% of compensation for the month, subject to limitations specified in the Plan by tax regulations.

Vesting - Employee contributions and rollovers are always 100% vested. Employer contributions vest as follows:

Full Years of Service	Vesting Percentage
1	10%
2	30
3	50
4	70
5 or more	100

Participants receive a year of vesting service as of each anniversary of their hire date. The employee becomes fully vested at retirement age, defined by the Plan as age 65, or upon death or disability or a change of control of the Company (as defined in the Plan) while employed or upon the elimination of the employee's job or position resulting from a reduction in force (as defined in the Plan).

Forfeitures - Nonvested contributions become forfeitable at the point the participant terminates employment. At the earlier of the date the terminated participant takes a distribution of his vested Plan account monies or a five-year break in company service, the forfeitable amount is forfeited. Forfeitures reduce the cash required by the participating companies to fund their contributions. Forfeitures arising from the termination of participants who are not fully vested at the time of their termination are allocated as part of the matching contributions for the plan year. Forfeitures used were $96,545 in 2014.

Allocations - Each participant's account is credited with the participant's and employer contributions and allocations of investment earnings (losses). Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participant accounts are valued daily.

Notes Receivable from Participants - A participant may have a maximum of two loans, with only one obtained during any 12 month period, at rates so stipulated by the Plan's Investment Committee. The minimum loan amount is $500. The sum of all loans to a participant cannot exceed the lesser of 50 percent of the total vested accrued benefits of the participant or $50,000 reduced by the highest outstanding balance of loans during the one-year period ending on the day before the loan is granted. Plan earnings are not allocated to the portion of the participant's account balance borrowed. However, interest paid by the participant is credited to the individual participant's account balances. A loan must be repaid within 5 years, with the exception that a loan to acquire a principal residence may be repaid over 10 years. Loans are repaid through automatic payroll deductions. No allowance for credit losses has been recorded as of December 31, 2014.

Withdrawals - A participant may withdraw at any time any amount, credited to his rollover contribution account, voluntary contribution account (pre-1987 after-tax contributions), or Company “profit sharing” account (pre-1983 Company contributions). A participant who has attained age 65 may also withdraw any portion or all of his Plan account.

Once during any 12 month period, a participant may request a hardship withdrawal from his employee contribution account or, if fully vested, his employer contribution accounts as defined in the Plan. The hardship withdrawal must be approved by the Plan administrator and, once permitted, the participant cannot contribute to the Plan during the following 6 months.

Benefit Payments - A participant's account becomes eligible for a lump sum distribution following termination of employment as soon as the paperwork is submitted to the record keeper. If the participant is disabled or has attained age 59 ½, benefits are payable in a lump sum, or, alternatively, fixed periodic payments, as selected by the participant and subject to the Plan's specified period maximums. All vested benefits transfer to beneficiaries upon death of the participant.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments - The investments of the Plan are stated at fair value, with the exception of the Vanguard Retirement Savings Trust. The investment in the Vanguard Retirement Savings Trust is stated at fair value with the related adjustment amount to/from contract value disclosed in the Statements of Net Assets Available for Benefits as required by the accounting requirements for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the Vanguard Retirement Savings Trust. See Note 4 for further information regarding valuation of the Plan's investments.

Notes Receivable From Participants - Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Net Appreciation/Depreciation on Investments - Net appreciation/depreciation on investments includes the Plan's realized gains and losses on investments bought and sold as well as held during the year. Net gains and losses are computed using the average cost.

Payment of Benefits - Benefits are recorded when paid.

Security Transactions - Purchases and sales are accounted for on the trade date. Interest and dividend income are reported as earned on an accrual basis.

Administrative Expenses - Administrative expenses of the Plan are paid by the participating companies.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. INVESTMENTS

Vanguard Fiduciary Trust Company is the Plan Trustee. Vanguard Group of Investment Companies, as agent for the Plan Trustee, is the record-keeper and provider of investment funds for the Plan. The Plan enters into transactions with parties-in-interest such as trustees or fund managers. The following Plan investments are held by Vanguard, the fund manager and trustee. Investments are summarized by category with investments representing 5% or more of the Plan's net assets at the end of the respective year separately identified.

	December 31
	2014		2013
Investments at fair value:
Retirement Savings Trust	$18,759,556	*	$19,447,048	*
Company Stock - Taubman Stock Fund	$5,478,908		$4,179,868
VGI Brokerage Option - U.S. Treasury Notes	$114,909		$89,756

Registered Investment Companies:
Bond:
Total Bond Market Index Fund Investor Shares	$11,259,050	*	$10,443,403	*
Inflation-Protected Securities Fund Investor Shares	976,665		795,561
Balanced - Wellington Fund Investor Shares	19,586,372	*	18,922,140	*
Domestic Equity:
500 Index Fund Signal Shares	—		29,031,371	*
500 Index Fund Admiral Shares	30,359,873	*	—
Explorer Fund Investor Shares	6,533,509		7,706,069
Small-Cap Index Fund Investor Shares	6,061,776		6,778,544
Target Retirement 2010 Fund	723,204		514,036
Target Retirement 2015 Fund	2,621,038		2,757,289
Target Retirement 2020 Fund	2,622,353		2,906,861
Target Retirement 2025 Fund	6,484,338		5,460,245
Target Retirement 2030 Fund	3,821,534		3,372,052
Target Retirement 2035 Fund	3,373,798		3,210,597
Target Retirement 2040 Fund	1,821,213		1,474,428
Target Retirement 2045 Fund	1,857,065		1,262,519
Target Retirement 2050 Fund	973,988		711,630
Target Retirement 2055 Fund	198,838		92,235
Target Retirement 2060 Fund	7,831		87
Target Retirement Income	262,857		293,353
Growth Index Fund Investor Shares	9,480,017	*	8,485,708	*
Extended Market Index Fund Investor Shares	4,850,648		5,821,446
Value Index Fund Investor Shares	6,156,147		5,521,881
Foreign Equity - International Growth Fund Investor Shares	10,819,361	*	11,985,459	*
REIT Portfolio - REIT Index Fund Investor Shares	6,965,424		4,234,142
Prime Money Market Fund	80,945		50,900
Total Registered Investment Companies	$137,897,844		$131,831,956
	$162,251,217		$155,548,628

* Represents 5% or more of net assets available for benefits.

The contract value of the Retirement Savings Trust was $18,200,841 and $18,919,791 as of December 31, 2014 and 2013, respectively.

Net appreciation / (depreciation) in fair value of investments (including investments bought, sold, and held) for the year ended December 31, 2014 was as follows:

Bond:
Total Bond Market Index Fund Investor Shares	$319,867
Inflation-Protected Securities Fund Investor Shares	10,379
Balanced - Wellington Fund Investor Shares	615,583
Domestic Equity:
500 Index Fund Signal Shares	2,088,670
500 Index Fund Admiral Shares	1,156,577
Explorer Fund Investor Shares	(656,634)
Small-Cap Index Fund Investor Shares	329,549
Target Retirement 2010 Fund	16,177
Target Retirement 2015 Fund	112,702
Target Retirement 2020 Fund	128,761
Target Retirement 2025 Fund	266,169
Target Retirement 2030 Fund	163,877
Target Retirement 2035 Fund	154,429
Target Retirement 2040 Fund	87,644
Target Retirement 2045 Fund	75,016
Target Retirement 2050 Fund	40,208
Target Retirement 2055 Fund	6,841
Target Retirement 2060 Fund	(58)
Target Retirement Income	8,690
Growth Index Fund Investor Shares	983,226
Extended Market Index Fund Investor Shares	272,845
Value Index Fund Investor Shares	579,290
Foreign Equity - International Growth Fund Investor Shares	(900,884)
REIT Portfolio - REIT Index Fund Investor Shares	1,317,029
Company Stock - Taubman Stock Fund	848,867
$8,024,820

4.	FAIR VALUE MEASUREMENTS

The Plan has adopted the accounting requirements of Accounting Standards Codification (ASC) 820, “Fair Value Measurements and Disclosures”. These requirements define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that marketplace participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The accounting standards for fair value measurements also establish a hierarchy for measurements of fair value as follows:

•	Level 1 - quoted market prices in active markets for identical assets or liabilities

•
Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

As of December 31, 2014 and 2013, the Plan's investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Fair Value Measurements as of December 31, 2014, Using Input Type
	Level 1	Level 2	Total
Investments in Registered Investment Companies:
Bond	$12,235,715		$12,235,715
Balanced	19,586,372		19,586,372
Domestic Equity	88,210,027		88,210,027
Foreign Equity	10,819,361		10,819,361
REIT Portfolio - Retail Index Fund Investor Shares	6,965,424		6,965,424
Prime Money Market Fund	80,945		80,945

Taubman Stock Fund	5,478,908		5,478,908
Vanguard Retirement Savings Trust		$18,759,556	18,759,556
VGI Brokerage Option - U.S. Treasury Notes	114,909		114,909

Total	$143,491,661	$18,759,556	$162,251,217

	Fair Value Measurements as of December 31, 2013, Using Input Type
	Level 1	Level 2	Total
Investments in Registered Investment Companies:
Bond	$11,238,964		$11,238,964
Balanced	18,922,140		18,922,140
Domestic Equity	85,400,351		85,400,351
Foreign Equity	11,985,459		11,985,459
REIT Portfolio - Retail Index Fund Investor Shares	4,234,142		4,234,142
Prime Money Market Fund	50,900		50,900

Taubman Stock Fund	4,179,868		4,179,868
Vanguard Retirement Savings Trust		$19,447,048	19,447,048
VGI Brokerage Option - U.S. Treasury Notes	89,756		89,756

Total	$136,101,580	$19,447,048	$155,548,628

The Plan had no investments classified in Level 3 as of December 31, 2014 and 2013. In addition, there were no investments transferred between the Level 1 and Level 2 classifications for the years ended December 31, 2014 and 2013.

The Plan employs the following approaches in valuing its investments:

•	Investments in registered investment companies and individual investments made through the VGI Brokerage Option are valued using quoted market prices, as all have active markets.

•
The Taubman Stock Fund is tracked on a unitized basis and consists of common stock of Taubman Centers, Inc. and cash and/or money market investments sufficient to help accommodate daily transactions and is valued using quoted market prices. As of December 31, 2014 and December 31, 2013, Taubman Centers, Inc. common stock made up approximately 93.8% and 98.7% of the fair value of the Taubman Stock Fund's underlying investments, respectively.

•
The Vanguard Retirement Savings Trust (the Trust) is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the Master Trust). The underlying investments of the Master Trust are primarily in pools of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond and securities trusts, and mutual funds. The investments of the Master Trust are valued based on the aggregate market values of the applicable bonds, bond and securities trusts, and other investments.

The Trust is valued at the NAV of units of a collective investment trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the Trust less its liabilities. Participant transactions (purchases and sales) may occur daily.

Investments held by the Trust are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets of the Trust attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined-contribution plans.

Traditional investment contracts issued by insurance companies and banks are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. For traditional investment contracts, fair value comprises the expected future cash flows for each contract discounted to present value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. The crediting rate on traditional contracts is typically fixed for the life of the investment.

Synthetic investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value. For synthetic investment contracts, the fair value comprises the aggregate market values of the underlying investments in bond trusts or mutual funds and the value of the wrap contracts, if any. The difference between valuation at contract value and fair value is reflected over time through the crediting rate formula provided for in the Master Trust’s synthetic contracts. The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Master Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Master Trust units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates.

The average yields earned by the Master Trust were approximately 2.30% and 1.98% at December 31, 2014 and 2013, respectively. The average yields earned by the Master Trust based on the actual interest rates credited to participants were approximately 1.89% and 1.56% at December 31, 2014 and 2013, respectively.

The existence of certain conditions can limit the Master Trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the Master Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Master Trust or a unitholder, tax disqualification of the Master Trust or unitholder, and certain Master Trust amendments if issuers’ consent is not obtained. As of December 31, 2014, the occurrence of an event outside the normal operation of the Master Trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of a participant, employer, or plan; a breach of material obligations under the contract and misrepresentation by the contract holder.

5.	TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In accordance with the Plan, if a participating company withdraws from or terminates the Plan as to its employees, all employees of such company will become fully vested in their contribution account balances.

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated April 11, 2014, that the Plan, as amended and restated effective as of January 1, 2012 and subsequently amended in December 2012, meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Internal Revenue Code. Although the Plan has been amended subsequent to the dates covered by this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

In a letter dated April 14, 2015, the Company and Taubman Puerto Rico LLC (a participating employer under the Plan) submitted a request for a determination letter from the Puerto Rico Treasury Department as to the qualified status of the Plan under the provisions of Sections 1081.01(a) and (d) of the Puerto Rico Internal Revenue Code. Although a final determination has not been received, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7. RELATED-PARTY TRANSACTIONS

The Plan invests in the Taubman Stock Fund which is considered a related-party transaction. In addition, certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These transactions are, however, exempt from ERISA's prohibited transaction rules by virtue of a Class Exemption issued by the Department of Labor.

8. RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

	December 31
	2014	2013
Net assets available for benefits per the financial statements	$163,541,195	$156,951,828
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (Vanguard Retirement Savings Trust)	558,715	527,257
Net assets available for benefits per the Form 5500	$164,099,910	$157,479,085

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2014:

Total net increase in net assets available for benefits per the financial statements		$6,589,367
Net impact of adjustment from contract value to fair value for fully benefit-responsive investment contracts (Vanguard Retirement Savings Trust)		31,458
Total net increase in net assets available for benefits per the Form 5500		$6,620,825

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i	Employer Number 38-3081510
AS OF DECEMBER 31, 2014	Plan Number 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value	**

*	Vanguard	Retirement Savings Trust	$18,759,556
*	Vanguard	VGI Brokerage Option	114,909
*	Vanguard	500 Index Fund Admiral Shares	30,359,873
*	Vanguard	Wellington Fund Investor Shares	19,586,372
*	Vanguard	Total Bond Market Index Fund Investor Shares	11,259,050
*	Vanguard	International Growth Fund Investor Shares	10,819,361
*	Vanguard	Growth Index Fund Investor Shares	9,480,017
*	Vanguard	Explorer Fund Investor Shares	6,533,509
*	Vanguard	REIT Index Fund Investor Shares	6,965,424
*	Vanguard	Value Index Fund Investor Shares	6,156,147
*	Taubman Centers, Inc.	Taubman Stock Fund	5,478,908
*	Vanguard	Small-Cap Index Fund Investor Shares	6,061,776
*	Vanguard	Extended Market Index Fund Investor Shares	4,850,648
*	Vanguard	Target Retirement 2010 Fund	723,204
*	Vanguard	Target Retirement 2015 Fund	2,621,038
*	Vanguard	Target Retirement 2020 Fund	2,622,353
*	Vanguard	Target Retirement 2025 Fund	6,484,338
*	Vanguard	Target Retirement 2030 Fund	3,821,534
*	Vanguard	Target Retirement 2035 Fund	3,373,798
*	Vanguard	Target Retirement 2040 Fund	1,821,213
*	Vanguard	Target Retirement 2045 Fund	1,857,065
*	Vanguard	Target Retirement 2050 Fund	973,988
*	Vanguard	Target Retirement 2055 Fund	198,838
*	Vanguard	Target Retirement 2060 Fund	7,831
*	Vanguard	Target Retirement Income	262,857
*	Vanguard	Inflation-Protected Securities Fund Investor Shares	976,665
*	Vanguard	Prime Money Market Fund	80,945
		Total investment	$162,251,217

	Notes receivable from participants:
*	208 loans to 150 participants	Participant borrowings against their individual account balances, interest rates from 4.25% to 9.25%, and maturing through October 2024	$1,833,825

* Denotes party-in-interest

** Cost information is excluded as assets included on this schedule are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on the day of June 29, 2015.

THE TAUBMAN COMPANY AND RELATED
ENTITIES EMPLOYEE RETIREMENT
SAVINGS PLAN

By: /s/ Chris Heaphy
Chris Heaphy
Authorized Signatory

EXHIBIT INDEX

Exhibit
Number    Description

23 ‑‑    Consent of KPMG LLP